FORM 10-SB

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               INTERNET VIP, INC.
                 (Name of Small Business Issuer in its charter)


Delaware                                                   (I.R.S. Employer
(State or other jurisdiction of                             Identification No.)
 incorporation or organization)

1155 University St., Suite 602,  Montreal,  Canada   H3B 3A7
(Address of principal executive offices)            (Zip Code)

Telephone Number (514) 876-9222         Fax Number (514) 876-1001

Securities to be registered under Section 12(b) of the Act:

         Title of each class        Name of each exchange on which
         to be so registered        each class is to be registered

         Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                                (Title of Class)

PART I.

Item 1. Description of Business.

(a) Business Development

Internet VIP, Inc. (the "Company"), a Delaware corporation, was organized on November 13, 1998. The Company has not been involved with any bankruptcy, receivership or similar proceedings. The Company has not had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b) Business of Issuer

THE COMPANY

                  The Company was formed to sell long distance international telephone services using the new technology, Voice over Internet Protocol ("VIP"). From its strategically-located Switching Center in Montreal, Canada, calls can be routed from anywhere in North America to anywhere in the world using VIP technology. The first phase of operations will encompass calls from Montreal to St. Petersburg and Moscow, and vice versa.

                  The Company will initially be servicing two different groups of customers, and both groups will access the Company's technological platform in a different manner.

                  The first customer group will be from the Russian Ministry of Interior. The Ministry presently has its own telephone system. When a member of the ministry calls North America through the Company's platform, he will dial a code to access the Company's equipment that is located in the ministry. He will then get a second dial tone and will be able to dial directly to North America. The Company's equipment takes this call and sends it over a dedicated line to the Company's calling center in Montreal using the VIP technology. In Montreal, the Company's mirror image equipment receives the call, re-packages it for normal phone transmission and then directs it through regular local phone lines to the intended parties anywhere in North America.

                  The second type of subscriber will be individuals or corporations that will have purchased prepaid calling cards or contracts. For one of these customers to place a call from any telephone in Russia, he will dial a local access number to reach the Company's equipment and then input his card number and personal identification number ("PIN"). The Company's equipment will validate the card number and PIN and then give the caller a second dial tone allowing him to make the long distance call. The call is then processed in the same manner as described above.

                  For both types of customers, the Company's technology and equipment will process these steps in milliseconds and the customer will be unable to detect the difference between a traditional long distance call between Moscow and North America and a call utilizing the Company's system. The process for a call to Moscow originating in North America over the Company's system operates the same way with the customer calling an "800" number to access the Company's North American platform in the same manner as if he were using a conventional calling card.

                  All of the Company's technology is state of the art, but the Company will not be dependent on any one vendor in particular. For the hardware in the calling centers in Montreal and Moscow, the Company will be using a configuration and equipment designed by Ericsson Inc. For the trans-atlantic fiber optic E-1 lines, the Company has proposals from five telecommunication companies for the lease of dedicated VIP circuits.

         Initially, the Company will operate through a wholly owned Canadian subsidiary corporation, V.I. Internet Telecommunications Inc. ("V.I. Internet"). V.I. Internet owns and operates the Canadian switching center, and it owns 80% of two Russian joint-venture entities, established to manage the Company's centers in St. Petersburg and Moscow. The remaining 20% of the Russian joint-venture companies are owned indirectly by the Russian Ministry of Interior, in the case of Moscow, and by the BaltUnexim Bank in the case of St. Petersburg. The strategy of teaming with a prominent Russian government agency should give V.I. Internet access to unlimited local lines in Russia and contracts for usage from most if not all government and related agency traffic from within the Russian Federation to North America.

                  Traditional telephone service is a circuit-switched technology. When a long-distance call is placed, the system switches open a direct connection between the sender, and then over a series of switching facilities, to the receiving party. The connection remains open during the duration of the telephone call. Since no one else can use the circuit while a call is in progress, more circuits are required, which leads to inefficiency and expense. This is one reason why local telephone companies, and the intermediate switching companies, charge high prices for their services.

                  The Company believes that Internet Protocol (IP) telephony is the wave of the future. IP is a packet-switched technology, which is the basis of all Internet communication and is the technology used by the Company to process their long distance telephone service. IP breaks up network data into small chunks or packets, which are then sent out. These packets are routed, over the Company's dedicated fiber optic lines, until they reach their destination. This process happens in microseconds. In 1996 the first IP telephony technology was put into place. Millions of individuals, governments, and corporations are using this technology every day to send data, voice conversations, and even money.

                  The Company has commenced operations with the signing of two joint venture agreements between V.I. Internet and its Russian partners covering the cities of Moscow and St. Petersburg. As previously indicated, these joint ventures should give the Company the availability of telephone lines needed to provide service. Additionally, the Company's joint venture partners are committed to market and promote the usage of the Company's centers in Russia to customers from the industry and retail communities. The Company, through its wholly owned subsidiary, V.I. Internet, has letters of intent with governmental and industrial entities expressing an interest to purchase telephone service from Russia to North America, provided the IP Network is completed. The Company is in the process of completing and installing its IP Network and anticipates converting the letters of intent to firm contracts by August 31, 1999. If the Company is successful in converting the letters of intent to firm contracts, the Company anticipates that by the end of the first year of long distance service between Russia and North America the Company will be providing 1,500,000 minutes per month. However, there can be no assurance that such usage and/or revenue levels, if any, will be attained. The Company does not currently intend to proceed with St. Petersburg until the Moscow facility is operational and can fund development of the new facility.

COMPETITION

                  Internet Telephony in Russia has not been represented by big companies yet. However, there are several small companies (Global M, Maxima, Mos-Teleinternet) which serve several localities within Downtown Moscow. The investigation launched into their activities by the Ministry of Communications in November 1998 (the Report to Duma Communication committee on December 11,
1998) had established that all of these small companies work on a "call back" principle which is illegal under Russian law. The main problem these companies face is the necessity to get special licenses from the Ministry of Communications. They do not currently have these licenses and we believe they are unlikely to receive them in the near future as no law has been introduced in that regard. Accordingly, competitors will not be able to legally operate without great difficulty in the Russian market prior to approximately at least the year 2002 when the Company believes the market may first start to become officially deregulated. We, meanwhile, have the agreement with the Ministry of Interior, which has its own telephone system independent of the Ministry of Communications.

RUSSIAN MARKET TODAY

                  Three segments of the market are targeted by our project: governmental, commercial (foreign and joint venture enterprises, Russian companies and Russian branches of non-Russian companies) and private individuals who will buy pre-paid cards. While there is no fully confirmed estimate of the volume of Russian international communications market, the assumption made by the Economic Research Institute of Russia (selection of research works 1994-1999) is that the market in Moscow and areas and regions using Moscow as transmission points has an annual volume of about 210 million minutes. Over the next 2 1/2 years we hope to capture 20-25% of our targeted markets in Moscow.

TERMS OF PAYMENT AND CURRENCY

                  Russian currency today is the ruble. On June 1, 1999 the conversion rate was 24 rubles a dollar. Despite such a rate the ruble is more stable than it was after the August 17, 1998 crisis and, according to published reports by Smith Barney and Solomon Brothers should continue to exchange between 25 and 32 rubles a dollar for the foreseeable future. During July 1999, the conversion rate was between 24-24.5 rubles a dollar.

                  The ruble is a convertible currency and can be freely exchanged into any hard currency. Money may be transferred to foreign countries as part of joint ventures without any obstacles.

                  All payments for our services will be based on the pre-payment principle as exists today throughout the Soviet Federation. Payments will be automatically transferred from the Central Bank in Moscow or BaltUnexim Bank in St. Petersburg on a daily basis, as per instructions.

                  Our Moscow partner is the special technical and communication services institute of the Ministry of Interior of Russia. The Russian Ministry of the Interior is the strongest and most stable organization within the Russian structure with its own telephone lines and communication services that include governmental, presidential and other segments.

                  Our Moscow partner contributes the following:

         *The premises where the equipment is housed with complete security;

         *Proper distribution system through already existent channels with the Ministry's telephone network covering the governmental segment;

         *Unlimited fiber optic access to the Moscow telephone network: and

         *A level of credibility that is very important for commercial success.

                  The leading executives of our Moscow JV partner are Major-General V. Khimitchev, V. Martinov and R. Mananov, all of whom hold PhD degrees and have done post graduate studies in the US and are specialists in Russia in the field of communications.

                  The activities of our joint ventures have been negotiated according to the Russian Law of Joint Ventures and Law of Investments. Acording to the evaluation of IMF (statement of M. Comdecu, the president of IMF on January 17 in the interview to the Interfax Agency) these laws are the most liberal laws of that kind in Europe. However, problems with joint ventures do exist. In our case however, the joint venture is with the Ministry of Interior which is reputable and is much better organized than the average Russian partner in a joint venture.

                  At present, there is a marketing plan for the Company's Russian operations being developed in Moscow by a leading advertising and marketing company. The plan is to capture Industrial usage of long distance needs; and introduction of an economical pre-paid telephone card to the general public.

                  Our joint venture partners will contribute in promoting and selling the pre-paid card to all government agencies, through billboards, television media and print media.

                  An extremely important feature of the Company's anticipated revenue stream is that all sales will be prepaid by the customers on a monthly basis and customers will be required to sign Usage Commitment Contracts.

                  The Company is in the process of analyzing the long distance traffic between Russia and Europe. However, there can be no assurance that any business will develop in this market.

                  On the North  American  side,  the Company has entered  into a
Maintenance and Operating Agreement with Bridgepoint Enterprises Inc., a Montreal, Quebec corporation. Pursuant to the Agreement, after the Company purchases the necessary equipment to establish a switching center, Bridgeport will build and install the Company's center in its facility and once operational, will continue to operate and maintain the center for a monthly fee of $8,000. In April 1999, Bridgeport completed the installation of the Company's equipment and the center became operational.

                  In June 1999, the Company entered into a one year renewable contract with Metrocom, a closed joint stock company, to provide a Trans-Atlantic Fiber Optic E-1 Line for dedicated circuits at an annual cost of $515,520. The contract provides for the fee to be reduced if international tariffs for Trans-Atlantic Lines decline. The Company currently anticipates that rates will decline in the Fall of 1999.

                  The founders and principals of the Company believe that they have put together a team having the experience and the extensive network of contacts to build and operate a premier long distance service between the former Soviet Union countries, North America and Europe. Their proven entrepreneurial record and motivated energy will hopefully establish the Company as a prominent telecommunications company, especially in the former Soviet Union countries, resulting in a commercially successful enterprise.

                  The Company currently has three full time employees and eight part time employees. The Company anticipates hiring up to an additional five employees once its facilities become fully operational. The Company does not expect to incur any material costs in complying with environmental laws.

Item 2.  Plan of Operation.

Management's Discussion and Analysis

As noted in Item 1 above, the Company is currently installing its equipment and building its network centers. Until its facilities are operational, the Company cannot begin to generate any revenues. Our facilities are currently operational on a limited basis and we expect them to be fully operational in August.

The Company recently completed a private offering in which it netted approximately $800,000. The bulk of the proceeds are being used to purchase and install equipment for our facilities in Moscow and Canada. We believe we have sufficient funds to make our facilities operational and that any future funding can be supplied by income from operations.

The Company does not expect to conduct any product research and development and we have purchased all the equipment we need to install in our current facilities. The Company intends to retain marketing and public relations consultants as necessary, and to hire additional staff if warranted by its sales volume on an as needed basis.

As discussed above, the Company intends to expand its operations into St. Petersburg once the Moscow facility is operational using cash flows generated by the Moscow facility. We have issued a purchase order for the necessary equipment and anticipate installation to commence in the end of August or beginning of September. While the Company will not have to pay for the equipment for six months and believes it will be able to pay for the equipment out of then existing cash flows, the Company anticipates requiring approximately $125,000 to finance startup costs for the new facility. The Company has no specific plans at this time for obtaining the necessary funds and is currently reviewing its options, which includes an additional private financing. Total costs for each new facility including equipment, installation, marketing and office personnel is currently estimated at $300,000.

The Company's business plan currently calls for expansion into other markets, such as Israel and Korea, if and when opportunities present themselves and as funding permits. During the next twelve months, the Company intends to use the same formula for financing any expansions, i.e., external funding for startup costs and internal financing for operations. Other than as described, the Company does not currently anticipate funding its growth with additional public financings, except in the event an unexpected and unusual opportunity is presented.

Year 2000 Disclosure

The Company only has a limited number of computers that it uses for mostly word processing, bookkeeping and general administrative purposes. We do not believe that we will be significantly effected by the "Year 2000 problem." In any event, we have the ability to save all of our internal data on discs which will preserve the date in the event problems occur with our system.

The Company's business is the sale of international telephone service. This requires our total dependence on the integrity of equipment used by the telecommunications industry. Specifically, we are dependent on equipment used/made by Cisco Systems, RAD Data Communications Products, Teleglobe (Metrocom), AT&T Canada and Ericsson. Based upon publicity available information provided by these companies, we believe they are all "Year 2000 compliant" and the Company's operations should not be adversely effected by the Year 2000 problem. We are also dependent upon the ability of the local Moscow telephone exchange to address these issues. We have been advised by our agent that the Moscow telephone system uses an analog technology that should not be effected by the Year 2000 problem and that our business should not be jeopardized.

As with all commercial enterprises, we can be adversely impacted in the event the local utility companies serving the areas in which we operate are not Year 2000 Compliant as well as the international banking system. In these regards the Company expects that it is as susceptible as other businesses its size in its locations and does not expect to be adversely impacted to any greater degree.

Item 3.  Description of Property.

The Company maintains its corporate offices at 1155 University Street, Suite 602, Montreal, Canada where we have approximately 1,550 square feet at an annual rental of $48,600. The property is subleased from an entity controlled by one of our directors by a five year lease expiring January 31, 2004. The sublet may be terminated by the Company at the end of any year without penalty. Our Moscow facility is comprised of approximately 160 square yards and is located at 19-7 Starovagankovski Perealok, Moscow, Russia where we pay $4,354 per month under a three year lease. The Moscow property is leased from an entity controlled by Dr. Gerol and Mr. Makarov, directors of the Company, at a rate the Company believes is the going rate for similar space.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

                  The following table sets forth information regarding the beneficial ownership of the Company's Common Stock, $.0001 par value, as of the date hereof and after the Offering by (i) each person known by the Company to own beneficially more than five percent of the Company's outstanding shares of Common Stock, (ii) each director and executive officer of the Company who owns shares and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, all shares of Common Stock are owned by the individual named as sole record and beneficial owner with exclusive power to vote and dispose of such shares. None of the people listed below owns any other securities of the Company. There are no arrangements which may result in a change in control of the Company.


-------------------------------------- --------------------------------- ---------------------------------
                                       Shares Owned Beneficially          Percentage
-------------------------------------- --------------------------------- ---------------------------------
Ilya Gerol (1)                         2,700,000                         12.38%
-------------------------------------- --------------------------------- ---------------------------------
Viatscheslav Makarov (1)               2,700,000                         12.38%
-------------------------------------- --------------------------------- ---------------------------------
Derek Labell (1)                       2,500,000                         11.46%
-------------------------------------- --------------------------------- ---------------------------------
Michael MacInnis (1)                   1,258,000                           5.77%
-------------------------------------- --------------------------------- ---------------------------------
Natalia Maloshina (1)                  2,000,000                           9.17%
-------------------------------------- --------------------------------- ---------------------------------
Nais Corp.                             1,386,300                           6.35%
94 Washington Ave.
Lawrence, NY 11559
-------------------------------------- --------------------------------- ---------------------------------
Howard Salamon                         1,386,300                           6.35%
20 Margaret Ave.
Lawrence, NY 11559
-------------------------------------- --------------------------------- ---------------------------------
All Executive Officers and Directors   9,158,000                         41.97%
as a Group
-------------------------------------- --------------------------------- ---------------------------------


1  Uses Company's address.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

(a) Directors and Executive Officers.
Name                       Age             Position

Dr. Ilya Gerol             59              Chairman & Chief Executive Officer

Derek LaBell               39              President,  Director of
                                           Sales and  Marketing
                                           (North America) & Director

Michael MacInnis           51              Chief Financial Officer &
                                           Director

Viatcheslav Makarov        44              VP-Sales and Marketing
                                           (Russia) & Director

Dr. Ilya Gerol: Chairman and Chief Executive Officer

         Dr. Ilya Gerol is an expert in communications with over 28 years of experience. A Canadian of Russian descent, Dr. Gerol is Chairman of the Board of Directors and Chief Executive Officer. He has consulted to the Economic Council of Canada, and has researched and analyzed international information and economic trends, specializing in energy, communications, and the world economy. From 1965 through 1973, Dr. Gerol was an Editor, a Senior Editor, and then Editor-in-Chief of Radio Broadcasting Atlantica International in Riga, Latvia (former Soviet Union). From 1973 to 1979 he was an Editor of SM Newspaper in Riga. From 1980 through 1981, he was an associate teaching assistant at the University of British Columbia. From 1981 through 1984 he was a syndicated columnist at The Province Vancouver and an associate Editor at the International Business Magazine. From 1984 through 1990 he was a Foreign Editor and Syndicated Columnist on international affairs and international business at the Ottawa Citizen. From 1988 through 1991 he was a visiting professor of Political Science at the State University of Winnipeg. From 1991 to 1994 he was a consultant on Eastern Europe and Commonwealth of Independent States to Economic Counsel of Canada for Amberoute International Group. From 1994 to 1997 Dr. Gerol was vice president international, newsletter D.A. & G. Information and Analysis and Editor-in-Chief. Dr. Gerol has been on staff and/or visiting professor for over 14 universities throughout the world including State University of Winnipeg, University of British Columbia, Moscow State University, Hebrew University, and others.

Derek LaBell: President and Director of Sales and Marketing (North America)

                  Mr. Derek LaBell is the Company's President and Director of Sales and Marketing (North America) and comes to the Company with over 20 years experience in sales, marketing and management. Mr. LaBell has an in-depth knowledge of the North American telecommunications long distance telephone card market, including card marketing, applications, production, distribution, franchising and card application platforms. In 1994, Mr. LaBell participated in the initial groundwork to bring prepaid phone cards to Canada by conducting a comprehensive study on behalf of a company which eventually became Canada's number one prepaid phone card company. From 1986 to 1990 Mr. LaBell was Director-Property Management of The Marine Group's real estate division, Montreal, Quebec, managing the real estate portfolio in Montreal, Windsor, Ontario and Fort Lauderdale, Florida. From 1991 to 1993 he established a Limited Partnership, operating foreign currency exchange offices in Montreal, Quebec for which he negotiated the North American rights to sell and distribute the leading European automated foreign currency exchange vending machine. During the same period he was instrumental in concluding the acquisition of AVF, a carriage trade asset management firm in Frankfurt, Germany. During 1994 he represented Pascals Realties Ltd. leasing and managing their corporate office property in Old Montreal. From 1995 to 1997 Mr. LaBell provided consulting services to Monit International Inc. (a privately held Montreal Real Estate company owning and managing more than sixty properties throughout Eastern Canada and United States) on leasing and tenant improvement construction issues. From 1997 to present he has been director of leasing for Tidan, a privately held Montreal Real Estate company owning and managing more than fifty properties throughout Eastern Canada and in the United States.

Michael MacInnis:  Chief Financial Officer

                  Mr. Michael MacInnis is the Chief Financial Officer. Mr. MacInnis received his Chartered Accountant designation in 1972 and started his own firm in 1974 where he specialized in corporate finance, income taxation and reorganizations. In addition, he has operated and consulted to many corporations throughout Canada and has successfully raised funding in excess of an aggregate of $200 million for various commercial projects. Also, he specializes in Public Corporations listed on the NASD Bulletin Board. During the last five years Mr. MacInnis has focused his efforts on developing a franchised consulting concept and providing consulting services to various companies seeking financing.

Viatcheslav Makarov: Vice President - Sales and Marketing (Russia)

                  Mr. Viatcheslav is the Company's vice-president - sales and marketing. Mr. Makarov was trained as an engineer and his initial career was as an avionics scientist in the former Soviet Union. From 1989 through 1995 he became the chief representative of Volvo (automotive) in Russian and, as well, worked as a member of Renault bureau in Moscow. Since 1996, Mr. Makarov moved to Canada where he established and currently operates, the Interservice Group, a group of companies that consult to U.S., Canadian and European business circles on financial and industrial development within Eastern European and C.I.S. countries utilizing the many contacts and connections that he has cultivated in the last ten years in both the Russian government and industry.

(b) Significant Employees

None

(c) Family Relationships

There are no family relationships among directors or executive officers of the Company.

(d) Involvement in Certain Legal Proceedings.

None.

Item 6.  Executive Compensation.

(a) General

Commencing January 1, 1999, the Company has agreed to pay Dr. Gerol and Messrs. MacInnis and Makarov an annual salary of $24,000. Mr. LaBell receives the same salary commencing May 1, 1999. None of the Company's executive officers provides services on a full-time basis. No executive officer or employee of the Company is paid more than $100,000 per year in salary and benefits. The Company does not currently provide any benefits to its executive officers.

(b) Summary Compensation Table




                           SUMMARY COMPENSATION TABLE
Name and                                             Other             Long-term
Principal Position         Year(1)    SalaryBonus    Compensation      Compensation: Options

Dr. Ilya Gerol             1999            $4,000       0                   0           0
Chairman & Chief
Executive Officer

Michael McInnis            1999            $4,000       0                   0           0
Chief
Financial Officer
& Director

Viatcheslav Makarov        1999            $4,000       0                   0           0
VP-Sales and
Marketing (Russia)
& Director

Derek LaBell               1999              0          0                   0           0
President, Directors
of Sales and
Marketing
(North America)
& Director


(1) Covers the period from inception (November 13, 1998) to the fiscal year end on February 28, 1999.

(c) Options/SAR Grants Table

         None.

(d) Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table

None

(e) Long Term Incentive Plan ("LTIP") Awards Table

None

(f) Compensation of Directors

None

(g) Employment Contracts and Termination of Employment, and Change-in-Control Arrangements The Company has no employment contracts with any of its executive officers. There are no provisions for compensation to be paid to any executive officer or director of the Company upon the termination of their services by either party or by the actions of a third party.

(h) Report on Repricings of Options/SARs

None.

Item 7.  Certain Relationships and Related Transactions.

None.

Item 8.  Description of Securities.

(a) Common or Preferred Stock

         The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value, of which 21,817,900 shares were issued and outstanding as of the date hereof. Each outstanding share of Common Stock is entitled to one (1) vote, either in person or by proxy, on all matters that may be voted upon the owners thereof at meetings of the stockholders.

         The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

         Holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the individuals holding Common Stock with voting rights to more than 50% of eligible votes, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

(b) Debt Securities.

The Company has not issued any debt securities to date.

(c) Other securities to be Registered

None.

                                     PART II

Item 1.  Market Price for Common Equity and Related Stockholder Matters.

(a) Market Information

There is no public trading market for the Company's securities. The Company has no outstanding securities convertible into its Common Stock. No stockholder has any registration rights. Of the 21,817,900 shares of common stock outstanding, 20,156,600 are currently subject to the resale restrictions and limitations of Rule 144.

(b) Holders

There are 94 holders of the Company's common stock.

(c) Dividends

The Company has had no earnings to date, nor has the Company declared any dividends to date. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not declared any cash dividends since inception, and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future, as it intends to use earnings, if any, to generate growth.

Item 2. Legal Proceedings

None

Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 4.  Recent Sales of Unregistered Securities.

In November 1998, the Company sold 1,184,000 shares at a price of $.05 per share. All of such shares were sold pursuant to the exemption contained in Regulation S.

During the first part of 1999, the Company sold 1,661,300 shares at a price of $.50 per share. All of such shares were sold pursuant to the exemption contained in Rule 504.

In February 1999, the Company agreed to issue 200,000 shares of restricted stock to Global Asset Management Fund as payment for consulting services. These shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Act.

No commissions or discounts were paid or given to any person or entity in any of the Company's sales of securities. There were no underwriters or securities brokers or securities dealers involved in the offering in any way; the shares were sold by management on a best efforts basis.

Item 5.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended, authorizes the Company to Indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Company's Certificate of Incorporation contains provisions relating to the indemnification of director and officers and the Company's By-Laws extends such indemnities to the full extent permitted by Delaware law.

The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such persons.


                                    PART F/S

The financial statements are included at the end of this Registration Statement, prior to the signature page.
         PART III

Item 1.  Index to Exhibits.

                  EXHIBIT
2.1   Certificate of Incorporation
2.2   By-Laws
6.1   Lease for Montreal space
6.2 Joint Venture Agreement between V.I. Internet Telecommunications Inc. and Specialized Technic and Communications of The Ministry of Interior of Russian Federation
6.3 Joint Venture Agreement between V.I. Internet Telecommunications Inc. and Telecom XXI Development, Ltd.
27    Financial Data Schedule

                              INTERNET VIP, INC. AND SUBSIDIARY
                              (a development stage company)

                              CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF FEBRUARY 28, 1999
                              TOGETHER WITH AUDITORS' REPORT

                                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Stockholders of
Internet VIP, Inc.:

We have audited the accompanying consolidated balance sheet of Internet VIP, Inc. (a Delaware corporation) and subsidiary as of February 28, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from inception (November 13, 1998) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet VIP, Inc. and subsidiary as of February 28, 1999, and the results of their operations and their cash flows for the period from inception (November 13, 1998) to February 28, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company is in the development stage and its continued existence is dependent on obtaining additional financing for its operations. The Company's plans in regards to these matters are also described in Note 1. In addition, the Company faces risks as a development stage company. The success of the Company's operations is influenced by these risks as more fully described in Note 1. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.


/s/

New York, New York
June 1, 1999

                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


                                            CONSOLIDATED BALANCE SHEET

                                                 FEBRUARY 28, 1999


                                     ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                    $        223,624
Other current assets                                                      801
                                                                 ------------
Total current assets                                                  224,425

DEPOSIT ON ACCOUNT OF PROPERTY AND EQUIPMENT                           25,000
                                                                 ------------
Total assets                                                 $        249,425
                                                                 ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accrued expenses                                              $        68,258
                                                              ---------------
Total current liabilities                                              68,258
                                                              ---------------

STOCKHOLDERS' EQUITY:
Common Stocks, $0.0001 par value; 50,000,000 shares authorized; 20,874,800 shares issued and 2,087 outstanding
Additional paid-in capital                                            498,090
Deferred compensation                                                (100,000)
Accumulated deficit
                                                                     (219,010)
Total stockholders' equity                                            181,167
                                                             ----------------
Total liabilities and stockholders' equity                   $        249,425
                                                             ================

The accompanying notes are an integral part of this balance sheet.

                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


                                       CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE PERIOD FROM INCEPTION (NOVEMBER 13, 1998) TO FEBRUARY 28, 1999




OPERATING EXPENSES:
General and administrative expenses                              $   219,010
Total operating expenses                                             219,010
Net loss                                                         $  (219,010)

BASIC AND DILUTED NET LOSS PER SHARE                             $     (0.01)
                                                               ==============

WEIGHTED AVERAGE COMMON STOCK OUTSTANDING -                      $=
BASIC AND DILUTED                                                  20,143,332
                                                                   ==========



         The accompanying notes are an integral part of this statement.

                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

     FOR THE PERIOD FROM INCEPTION (NOVEMBER 13, 1998) TO FEBRUARY 28, 1999


DO TABLES LATER





                                          Common Stock         Additional                                        Total
                                     Number of     Amount       Paid-in        Deferred       Accumulated    Stockholders'
                                      Shares                    Capital      Compensation       Deficit          Equity

BALANCE, November 13, 1998         $      -        $   -        $  -         $    -           $    -          $     -

Issuance of Common Stocks to         18,772,600      1,877         -              -                -             1,877
founders

Issuance of Common Stocks in a
private placement ($0.05 per
share)                                1,184,000        118       59,082           -                -            59,200

Issuance of Common Stocks for
consulting services                     200,000         20       99,980    (100,000)               -               -

Issuance of Common Stocks in a
private placement ($0.5 per
share), net of issuance costs of
$20,000                                 718,200         72      339,028           -                -           339,100

Net loss                                   -            -             -           -         (219,010)         (219,010)

BALANCE, February 28, 1999           20,874,800      2,087      498,090    (100,000)        (219,010)          181,167
                                     ==========      =====      =======     ========         ========          =======

         The accompanying notes are an integral part of this statement.


                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


                      CONSOLIDATED STATEMENT OF CASH FLOWS

     FOR THE PERIOD FROM INCEPTION (NOVEMBER 13, 1998) TO FEBRUARY 28, 1999




CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                              $(219,010)
Adjustments to reconcile net loss to net cash used in operating activities-Changes in operating assets and liabilities-
     Other current assets                                                  (801)
     Accrued expenses                                                    68,258
                  Net cash used in operating activities                (151,553)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposit on account of property and equipment                            (25,000)
                  Net cash used in investing activities                 (25,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stockholders' capital contribution, net                                 400,177
                  Net cash provided by financing activities             400,177
                  Net increase in cash and cash equivalents             223,624

CASH AND CASH EQUIVALENTS, beginning of period                             -

CASH AND CASH EQUIVALENTS, end of period                               $223,624

NONCASH FINANCING ACTIVITIES:
Common stock issued for consulting services                            $100,000


     The  accompanying  notes are an integral  part of this statement.

                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 FEBRUARY 28, 1999

ORGANIZATION

Internet VIP, Inc. was incorporated in the state of Delaware on November 13, 1998. Internet VIP, Inc. and its wholly owned subsidiary, V.I. Internet Telecommunications, Inc., a Canadian corporation (together, the "Company") were formed to sell long distance international telephone services using the new technology, VIP-Voice over Internet Protocol. From its strategically located switching center in Montreal, Canada, calls can be routed from anywhere in North America to anywhere in the world. The first phase of operations will encompass calls from Montreal to St. Petersburg and Moscow, and vice versa.

         Initially Internet VIP Inc. will operate through its wholly owned Canadian subsidiary corporation, V.I. Internet Telecommunications Inc. ("V.I. Internet"). V.I. Internet will own and operate the Canadian switching centers. Additionally, V.I. Internet will own 80% of two Russian joint-venture entities, which were established to manage the Company's centers in St. Petersburg and Moscow. The remaining 20% of the Russian joint-venture companies are owned by the Division of the Russian Ministry of Interior, in the case of Moscow, and by the BaltUnexim Bank in the case of St. Petersburg.

The Company is in the development stage. It is not currently generating any revenues from operations and is therefore dependent on external sources for financing its operations. The Company completed, subsequent to February 28, 1999, a private placement. Subsequent net proceeds from the issuance of the equity were approximately $450,000. Management expects these proceeds together with its estimated revenues in fiscal year 1999 to be sufficient to finance the Company's operations through fiscal year 1999. However, there can be no assurance that the Company will succeed in executing its plan and obtaining the financing necessary for its operations.

The Company faces risks as a development stage company. These risks include, among others, uncertainty of product acceptance, sales and distribution risk, competition, risk of errors, and quality and price of its products compared to alternative products and service. Additionally, other factors such as loss of key personnel could impact the future results of operations or financial condition of the Company.

All of the aforementioned matters raise substantial doubt about the Company's ability to continue as a going concern.

   SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Internet VIP, Inc. and its wholly owned subsidiary, V.I. Internet and its Russian joint-ventures. Material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency

The Company accounts for foreign currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," for operating subsidiaries. The functional currency of the Company's wholly owned subsidiary is the U.S. dollar.

Per Share Data

SFAS No. 128, "Earnings per Share," establishes new standards for computing and presenting earnings per share (EPS). The standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents approximates fair value.

Organizational and Development Costs

Organizational and development costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period in which the tax rate change takes place.

Recently Issued Accounting Standards

Additionally, in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement is effective for financial statements for periods beginning after December 15, 1997, and need not be applied to interim periods in the initial year of application. Comparative information for earlier years presented is to be restated. The Company currently believes that it operates in one segment and that the adoption of this statement will not have an impact on the Company's financial statement.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company currently does not use derivatives and, therefore, this new pronouncement is not applicable.

PRIVATE PLACEMENT

In January 1999, the Company offered to sell, in a private placement, up to 1,900,000 shares of its Common Stock, $0.0001 par value, at a price of $.50 per share, of which 718,200 shares were sold by February 28, 1999. Proceeds from the offering are held in an unrestricted escrow account and transferable to the Company upon demand. At February 28, 1999 $115,000 held in escrow are included in cash and cash equivalents. Subsequent to February 28, 1999, the Company issued an additional 925,400 shares in connection with this offering.

INCOME TAXES

At February 28, 1999, the Company has net operating losses available to offset future income for book and tax purposes of approximately $200,000.

The loss carryforwards expire in February 2019. The annual utilization of these loss carryforwards will be substantially limited if there are changes in the Company's ownership.

The Company has  provided a valuation  allowance  for the full amount of the tax
benefit   associated  with  the  loss   carryforwards  due  to  the  uncertainty
surrounding their realization.

   COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases office space from a related party, for the period ending January 2001, under an operating lease. Future minimum annual lease payments are as follows:

                  For the year ending February 28:
                  2000                                         $        48,600
                  2001                                                  44,550
                                                               ---------------
                                                               $        93,150

Rent expense for the period from inception (November 13, 1998) to February 28, 1999 was $4,050.

Consulting Agreements

In December 1998, the Company entered into a four-year consulting agreement with Nais Corp., a related party, according to which Nais Corp. will provide the Company with financial and business public relations consulting services. Future minimum annual fees are as follows:

                  For the year ending February 28:
                  2000                                         $        72,000
                  2001                                                  72,000
                  2002                                                  72,000
                  2003                                                  60,000
                                                               ---------------
                                                               $       276,000

In February 1999, the Company entered into a one-year consulting agreement with Global Asset Management Group, Inc. ("Global Asset"), a Florida Corporation. According to the contract, Global Asset will provide the Company with financial consulting services in consideration to 200,000 shares of the Company's Common Stock, the fair market value of which was $100,000 at the date of the contract. The Company recorded the consulting fees as deferred compensation, which will be amortized over the contract period (one year).

Equipment Purchase Agreement

The Company purchased revenue generating equipment in the amount of $280,000, of which $25,000 was paid in advance by February 28, 1999. The equipment was received and installed by the Company subsequent to February 28, 1999.

Facilities Management Agreement

In  February  1999,  the  Company  entered  into  a  five-year   agreement  with
Bridgepoint Enterprises ("Bridgepoint"), according to which Bridgepoint will provide the Company with facilities for its equipment as well as maintenance and technical support for such equipment for variable monthly consideration. Future estimated minimum annual fees are as follows:

                  For the year ending February 28:
                  2000                                         $        96,000
                  2001                                                  96,000
                  2002                                                  96,000
                  2003                                                  96,000
                  2004                                                  96,000
                                                               ---------------
                                                               $       480,000

Telecommunication Service Agreement

In June 1999,  the  Company  entered  into a  one-year  service  agreement  with
Metrocom, a Russian company, according to which Metrocom will provide telecommunication services to the Company for a monthly charge of approximately $40,000.

6.  RELATED PARTIES

         The Company received consulting services from related parties. Fees paid for such services were approximately $14,000 in the period from inception (November 13, 1998) to February 28, 1999.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INTERNET VIP, INC.




Date:   August 2, 1999                        /s/

                                         Dr. Ilya Gerol, Chairman and CEO
                                        (Chief Executive Officer)



Date:   August 3, 1999                       /s/

                                         Michael MacInnis, CFO and Director
                                        (Chief Financial Officer)




Date:   August 2, 1999                     /s/
                                         Derek LaBell, President and Director



Date:   August 2, 1999                    /s/
                                         Viatcheslav Makarov, V P and Director

Description of Exhibits.

2.1   Certificate of Incorporation
2.2   By-Laws
6.1   Lease for Montreal space
6.2   Lease for Moscow space
6.3 Joint Venture Agreement between V.I. Internet Telecommunications Inc. and Specialized Technic and Communications of The Ministry of Interior of Russian Federation
6.4 Joint Venture Agreement between V.I. Internet Telecommunications Inc. and Telecom XXI Development, Ltd.
27    Financial Data Schedule